EXHIBIT 99.1

Quantum BioPharma Makes Strategic Investment in GameStop Corp.

TORONTO, July 22, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to innovative therapies for neurodegenerative disorders, today announced the purchase of 2,000 shares of GameStop Corp. (NYSE: GME) to hold on the Company's balance sheet as a strategic investment. This move aligns with Quantum BioPharma's ongoing commitment to combating market corruption and enhancing shareholder value through prudent financial strategies and advocacy against manipulative trading practices.

The Company has been at the forefront of fighting market corruption, as evidenced by its recent appointments of advocates like Board Advisor Kevin Malone (see PR April 22, 2025) and Director Terry Lynch (see PR March 27, 2025), both known for their crusades against naked short selling and stock manipulation. Mr. Malone is the Chief Executive Officer and sole owner of Malone Wealth Ventures, LLC, an investment advisory firm based in California, which provides comprehensive asset management and investment advice to its clients with various strategies. Malone Wealth Ventures, LLC served as a consultant to the Company from April 22, 2025, and received 30,000 shares and 60,000 RSU’s of the Company’s Class B Subordinate Voting Shares (“Class B Shares”) as compensation for its consulting services. Malone Wealth Ventures, LLC currently owns, on behalf of its clients, 829,730 Class B Shares, representing approximately 21.8% of the Company’s issued and outstanding Class B shares as of July 20, 2025, as reported in its Schedule 13G/A filed on July 18, 2025.

The Company has also pursued aggressive legal action, including an amended complaint filed against CIBC World Markets, RBC Dominion Securities, and others seeking damages exceeding $700 million USD for alleged stock price manipulation through spoofing techniques between January 2020 and August 2024 (see PR October 21, 2024). These efforts underscore Quantum BioPharma's dedication to protecting investors from fraudulent practices that undermine stock market integrity.

In parallel, the Company continues to build shareholder value through initiatives such as its advancement of its Multiple Sclerosis Patented New Chemical Entity asset (see PR July 8 2025), the intention to declare a special dividend of contingent value rights tied to potential litigation settlements (see PR June 13 2025), and strategic private placements to fund growth. The acquisition of GameStop shares represents a further step in deploying capital toward undervalued assets with strong fundamentals, reflecting the Company's disciplined approach to asset management amid its core focus on developing treatments like Lucid-MS for multiple sclerosis.

“The Quantum team and I see the extreme value in GameStop going forward and the deep value the company has with 90% cash and marketable securities on their balance sheet,” said Kevin Malone, Board Advisor to Quantum BioPharma.

The Company also announces that it has completed a debt settlement in the amount of US$40,000.00 on June 18, 2025, and July 9, 2025, with an arm’s length creditor, by issuing 1,000 Class B shares at C$41.14 per share for the June 18, 2025 settlement, and 680 Class B shares at C$23.85 per share for the July 9, 2025 settlement. All the shares were issued with applicable hold periods required by applicable law.

Malone Wealth Ventures, LLC served as a consultant to the Company from April 22, 2025, and received 30,000 Class B shares and 60,000 RSU’s of the Company as compensation for its consulting services.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (formerly Celly Nutrition Corp.), led by industry veterans. Quantum BioPharma retains ownership of 20.11% (as of March 31, 2025) of Unbuzzd Wellness Inc. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of applicable Canadian securities law. Forward-looking statements are frequently characterized by words such as "plan," "continue," "expect," "project," "intend," "believe," "anticipate," "estimate," "may," "will," "potential," "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements include the Company’s belief that its investment in GameStop represents a strategic opportunity and its expectation of a potential increase in GameStock’s stock price. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this press release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors, including the risk that the GameStock stock price may not increase as anticipated, that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, which can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com